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                                                                       EXHIBIT 2

                             N E W S   R E L E A S E

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

For Further Information contact: Dean Danner, President
                                 Jeff Nigl, Chief Financial Officer
                                 (262) 542-5600 * http://www.etcia.com

                   ETC COMMENCES TRADING ON OTC BULLETIN BOARD

WAUKESHA, WISCONSIN, July 10, 2001                       The NASDAQ Stock Market
ELECTRONIC TELE-COMMUNICATIONS, INC.                              Symbol - ETCIA

Electronic Tele-Communications, Inc. (ETC) Class A common stock will begin trading on the OTC Bulletin Board on Wednesday, July 11, 2001. Its stock will be delisted from the Nasdaq SmallCap Market after the market closes on July 10, 2001. The Nasdaq delisting is occurring because ETC does not meet the minimum market value of public float and $1 minimum bid price requirements for continued listing set forth in Marketplace Rules 4310(c)(7) and 4310(c)(4). On June 8, 2001, ETC requested a hearing before a Nasdaq Listing Qualification Panel to review the Staff Determination regarding delisting. Subsequently, ETC has decided to withdraw its request for the hearing.

Commenting on the change in stock markets, ETC President Dean Danner said, "We decided not to pursue the hearing process any further because, in the month since June 8, 2001 when we requested the hearing, the economy and ETC's stock price have continued to struggle. These conditions would make it extremely difficult to be successful in any hearing with the Nasdaq Panel. The OTC Bulletin Board will continue to offer our shareholders and the investment community the ability to trade ETC stock and obtain pertinent information about our Company. We will continue to file reports as a public company with the SEC and provide quarterly reports to shareholders of record."

Electronic Tele-Communications is a supplier of Voice Application Processing Platforms to domestic and foreign telephone utilities and of messaging systems to the commercial market. ETC's equipment, provides a wide range of audio information and call handling services via telephone networks, computer networks, and the Internet. ETC, with corporate headquarters in Waukesha, Wisconsin also has operations in Norcross, Georgia.




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